EXHIBIT 18

LETTER RE: CHANGE IN ACCOUNTING PRINCIPLES

Board of Directors

Blue Ridge Real Estate Company

and Big Boulder Corporation:

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Companies’ Quarterly Report on Form 10-Q for the period ended April 30, 2004.  Note 2 therein describes a change in accounting principle from deferral of ski operating costs to expensing ski operating costs as incurred. It should be understood that the preferability of one acceptable method of accounting over another for ski operating costs has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable.  Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Companies’ circumstances, the adoption of a preferable accounting principle in conformity with Accounting Principles Board Opinion No. 20.

We have not audited any financial statements of the Companies as of any date or for any period subsequent to October 31, 2003.  Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

/S/

Parente Randolph, P.C.

Wilkes-Barre, Pennsylvania

June 4, 2004